October 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  H. Roger Schwall, Assistant Director

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-181370) of Lehigh Gas Partners LP, a Delaware limited partnership (the “Partnership”)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of the Partnership for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on October 24, 2012 at 12:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the above-referenced Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof 2,628 copies of the Preliminary Prospectus dated October 17, 2012 have been distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

RAYMOND JAMES & ASSOCIATES, INC.
As Representatives of the Several Underwriters

By:	/s/ K.C. Clark
Name:	K.C. Clark
Title:	Senior Vice President

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC

The Raymond James Financial Center 880 Carillon Parkway P.O. Box 12749
St. Petersburg, FL 33733-2749 (727) 573-3800 www.raymondjames.com